Exhibit 99

FPL Group, Inc.
Corporate Communications Dept.
Media Line: (305) 552-3888
April 26, 2005

FOR IMMEDIATE RELEASE

FPL Group announces first quarter earnings

- Florida Power & Light's results dampened by mild weather

- FPL Energy posts strong quarter with improved results from merchant portfolio

- FPL Group lowers full-year earnings forecast by $0.05 due to weather at Florida Power & Light

JUNO BEACH, Fla. (April 26, 2005) - FPL Group, Inc. (NYSE: FPL) today reported 2005 first quarter net income on a GAAP basis of $137 million, or $0.36 per share, compared with $138 million, or $0.39 per share, in the first quarter of 2004. All historical and current earnings per share figures have been adjusted to reflect FPL Group's March 15, 2005 two-for-one stock split. FPL Group's net income for the first quarter of 2005 included a net unrealized after-tax loss of $31 million associated with the mark-to-market effect of non-qualifying hedges. The results for last year's first quarter included a net unrealized after-tax loss of $1 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, FPL Group's earnings would have been $168 million or $0.44 per share for the first quarter of 2005, compared with $139 million, or $0.39 per share, in the first quarter of 2004. FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

"FPL Group performed well in the first quarter despite the negative effects of weak weather conditions, which impacted both Florida Power & Light and FPL Energy," said Lew Hay, chairman and chief executive officer of FPL Group. "Although Florida Power & Light's performance was not what we had hoped for due to mild weather, the underlying fundamentals of the business remain strong. We continue to benefit from strong growth in customer accounts, system reliability among the best in the industry and operating costs that are below industry averages. FPL Energy had another excellent quarter and benefited from a strong performance from its merchant and contracted portfolio, which was able to more than offset the weakest first quarter wind resource in more than a decade. The loss in the non-qualifying hedge category reflects rising gas prices and forward spark spreads, both of which increase the fair value of FPL Energy's merchant assets.

"Given the weather driven shortfall at Florida Power & Light in the first quarter, we are lowering our full-year earnings estimate for FPL Group by $0.05 per share to a range of $2.45 to $2.55 per share, excluding the cumulative effect of adopting new accounting standards as well as the mark-to-market effect of non-qualifying hedges, neither of which can be determined at this time."

In lowering its 2005 forecast, the company said it now expects Florida Power & Light to earn in the range of $1.93 to $2.00, down from the previous range of $1.98 to $2.05 per share, assuming normal weather for the remainder of the year. The previous forecasts for FPL Energy and Corporate and Other remain unchanged. The company said it continues to expect FPL Energy to earn in the range of $0.65 to $0.73 per share and Corporate and Other to have a negative impact of $0.15 to $0.18 per share.

Florida Power & Light

First quarter net income for Florida Power & Light, FPL Group's principal subsidiary, was $111 million or $0.30 per share, compared to $105 million or $0.29 cents per share for the prior-year quarter. In the last 12 months, the average number of FPL accounts increased by 95,000 or 2.3 percent, while retail sales of electricity grew 2.4 percent during the first quarter.

Operations and maintenance (O&M) expense was up slightly compared to the prior year quarter. Depreciation decreased slightly in the first quarter. The depreciation expense related to additional plant in service was more than offset by certain items being fully depreciated quarter over quarter. The company said it expects depreciation expense to increase significantly during the second half of 2005 with the addition of the Martin and Manatee plants.

"Weather remains the single biggest driver of earnings fluctuations at Florida Power & Light," said Hay. "While our customers enjoyed mild weather in the first quarter of this year, these weather conditions did dampen FPL's expected revenues due to lower usage per customer. The combination of heating and cooling degree days, a common metric used for determining weather impacts on energy usage, were down more than 11 percent in the quarter compared to normal. Customer growth, although lower than last year's first quarter, was particularly strong given the uncertainty caused by last year's devastating hurricanes."

During the quarter, the company continued to make good progress on its generation expansion projects at Martin and Manatee. The company is currently testing critical systems at the plants and has sent test power to the grid. Both of the plants are scheduled to be completed mid-year, adding 1,900 megawatts of new capacity.

In February, the company began recovering the $536 million deficit existing in its storm reserve fund through a monthly surcharge. As previously disclosed, the estimated costs associated with the restoration efforts associated with Hurricanes Charley, Frances and Jeanne were $536 million in excess of the balance in FPL's storm reserve at the end of 2004. The reasonableness of full recovery is being challenged by the Office of Public Counsel and other interested parties and recovery is contingent on the results of prudency hearings that took place last week. The Florida Public Service Commission (FPSC) is scheduled to vote on the storm cost recovery issue when it meets in early July. The company continues to believe it has a sound basis in regulatory policy for the full recovery of the shortfall.

In March, the company filed a request with the FPSC to increase electric rates by approximately $430 million a year beginning January 1, 2006. The company said it expects a decision on its rate request by the FPSC by the end of the year.

FPL Energy
FPL Energy, the wholesale generation subsidiary of FPL Group, reported first quarter net income on a GAAP basis of $37 million or $0.10 per share, compared to $53 million or $0.15 per share in the prior year quarter. FPL Energy's net income for the first quarter of 2005 included a net unrealized after-tax loss of $31 million associated with the mark-to-market effect of non-qualifying hedges. The results for last year's first quarter included a net unrealized after-tax loss of $1 million associated with the mark-to-market effect of non-qualifying hedges.

Excluding the mark-to-market effect of non-qualifying hedges, net income for FPL Energy would have been $68 million or $0.18 per share compared to $54 million or $0.15 per share in 2004. The company said the loss in the non-qualifying hedge category is offset by increases in the fair value of physical asset positions in the portfolio, which are not marked-to-market under GAAP. The same factors that drove the decline in value of the hedges also increased the future value of many of FPL Energy's physical assets.

FPL Energy had another strong operating performance. Although the contribution from the existing wind assets was down due to an extremely poor wind resource during the first quarter – 13 percent less than normal – the remaining existing assets performed well. Improved market conditions for its merchant portfolio, particularly in Texas, and the ongoing impact of past contract restructurings, coupled with a new contract restructuring, benefited the quarter. The company continued to make good progress during the first quarter in selling forward the output from its power plants and now has approximately 75 percent of its 2006 expected gross margin from its wholesale generation fleet protected against fuel and power market volatility.

During the first quarter, the company began commercial operation at its114-MW Callahan Divide Wind Energy Center in Texas. In addition to the Callahan Divide project, the company currently has 327 MWs of new wind projects under construction that are expected to be operational by the end of 2005. Given the progress to date on its wind development program and build out, the company said it now expects to add between 500 MW – 750 MW of new wind to its portfolio by the end of 2005, up from a range of 250 MW – 750 MW previously announced.

FPL Energy also expanded its solar generation capability during the quarter with the purchase of an operating interest in 150 MWs of Solar Energy Generating System (SEGS III-VII) assets in the Mojave Desert of which FPL Energy owns 67.5 MWs.

This acquisition, which is near FPL Energy's existing solar assets, brings the company's total solar generating capacity to nearly 148 MWs.

In March, the company announced a definitive agreement to acquire GEXA Corp., a retail electric provider based in Houston, Texas, and expects to close the transaction by early third quarter 2005. The company said the transaction, when complete, will aid in hedging a portion of its generation in Texas and expand its reach across the energy value chain in the state.

"FPL Energy's excellent overall results in the quarter reflect the strength of its growing, diversified portfolio," said Hay. "The company was able to overcome the worst wind resource for the first quarter in more than a decade and produce very strong results. The company is also looking to the future and entered into several transactions during the quarter that position it very well for continued growth."

Corporate and Other
Corporate and Other negatively impacted net income by $11 million or $0.04 per share. FPL FiberNet, an FPL Group subsidiary that provides fiber-optic networks and related services in Florida, had a net loss of $2 million compared to a net loss of $2 million in the prior-year quarter; however, it remains cash flow positive.

Outlook
"We are encouraged by the long-term growth potential at FPL Group," said Hay. "Florida Power & Light's customer growth remains strong, especially compared to historic levels, and we look forward to a return to normal weather conditions. At FPL Energy, although we experienced a large loss in the quarter in the non-qualifying hedge category, it largely reflects increasing forward spark spreads which is good news for our merchant generation portfolio. This, coupled with continued progress in selling forward the output from our merchant generation plants, and the disciplined growth of the business continues to give us confidence in the long-term future of the business."

As previously announced, FPL Group's first quarter earnings conference call is scheduled for 9 a.m. EDT on Tuesday, April 26, 2005. The webcast is available on FPL Group's website by accessing the following link, http://www.FPLGroup.com/investor/contents/investor_index.shtml. The slides accompanying the presentation may be downloaded at www.FPLGroup.com beginning at 7:30 a.m. EDT today. For persons unable to listen to the live webcast, a replay will be available by accessing the same link as listed above until 12:00 a.m. EDT, Thursday, May 26, 2005.

Profile

FPL Group, with annual revenues of more than $10 billion, is nationally known as a high quality, efficient, and customer-driven organization focused on energy-related products and services. With a growing presence in 26 states, it is widely recognized as one of the country's premier power companies. Its principal subsidiary, Florida Power & Light Company, serves more than 4.2 million customer accounts in Florida. FPL Energy, LLC, an FPL Group wholesale electricity generating subsidiary, is a leader in producing electricity from clean and renewable fuels. Additional information is available on the Internet at www.FPLGroup.com, www.FPL.com and www.FPLEnergy.com.

ADDITIONAL INFORMATION ON GEXA TRANSACTION

FPL Group will be filing a registration statement on Form S-4, including GEXA's proxy statement and FPL Group's prospectus and other relevant documents with the Securities and Exchange Commission concerning the proposed transaction. You are urged to read the registration statement containing the proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about FPL Group, GEXA and the transaction.

Once filed, you may obtain the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, once they have been filed with the SEC, the proxy statement/prospectus and these other documents may also be obtained for free from FPL Group by directing a request to FPL Group, Inc. 700 Universe Blvd., Juno Beach, Florida, 33408, Attention: Investor Relations and from GEXA by directing a request to GEXA Corp., 20 Greenway Plaza, Suite 600, Houston, Texas, 77046, Attention: Dave Holman.

FPL Group, GEXA and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of GEXA in connection with the transaction. Information about the direct or indirect interests of FPL Group is set forth in its report on Schedule 13D filed with the SEC. Information about the directors and executive officers of FPL Group is set forth in its proxy statement for its 2005 annual meeting of shareholders and its annual report on Form 10-K for the fiscal year ended 2004 and information about the directors and executive officers of GEXA and their ownership of GEXA stock is set forth in the report on Form 8-K of GEXA filed March 28, 2005 and the ownership reports of such persons on Schedule 13D and Forms 3 and 4 filed with the SEC. Investors may obtain additional information regarding the interests of such potential participants by reading the proxy statement/prospectus when it becomes available.

CAUTIONARY STATEMENTS AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In connection with the safe harbor provisions of the Reform Act, FPL Group and FPL are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this press release, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forwardlooking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978 (PURPA), and the Holding Company Act, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

- FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

- FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

- The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

- FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

- FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

- There are other risks associated with FPL Group's non-rate regulated businesses, particularly FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements. As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

- FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

- FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.

- FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities. In addition, severe weather can be destructive, causing outages and/or property damage, which could require additional costs to be incurred.

- FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.

- FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.

- FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

- FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.

The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended March 31, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	2,041	$	372	$	24	$	2,437
Operating Expenses								
Fuel, purchased power and interchange		1,077		154		7		1,238
Other operations and maintenance		310		94		11		415
Amortization of storm reserve deficiency		19		-		-		19
Depreciation and amortization		230		72		5		307
Taxes other than income taxes		204		19		1		224
Total operating expenses		1,840		339		24		2,203
Operating Income (Loss)		201		33		-		234
Other Income (Deductions)								
Interest charges		(49)		(52)		(37)		(138)
Equity in earnings of equity method investees		-		19		-		19
Allowance for equity funds used during construction		10		-		-		10
Other – net		2		21		11		34
Total other income (deductions) – net		(37)		(12)		(26)		(75)
Income (Loss) Before Income Tax Expense (Benefit)		164		21		(26)		159
Income Tax Expense (Benefit)		53		(16)		(15)		22
Net Income (Loss)	$	**111**	$	**37**	$	**(11)**	$	**137**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	111	$	37	$	(11)	$	137
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		31		-		31
Adjusted Earnings (Loss)	$	**111**	$	**68**	$	**(11)**	$	**168**
Earnings (Loss) Per Share (assuming dilution)	$	**0.30**	$	**0.10**	$	**(0.04)**	$	**0.36**
Earnings (Loss) Per Share excluding certain items	$	**0.30**	$	**0.18**	$	**(0.04)**	$	**0.44**
Weighted-average shares outstanding (assuming dilution)								**377**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

Three Months Ended March 31, 2004	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Operating Revenues	$	1,942	$	369	$	20	$	2,331
Operating Expenses								
Fuel, purchased power and interchange		1,024		130		5		1,159
Other operations and maintenance		296		89		13		398
Depreciation and amortization		231		65		5		301
Taxes other than income taxes		192		19		1		212
Total operating expenses		1,743		303		24		2,070
Operating Income (Loss)		199		66		(4)		261
Other Income (Deductions)								
Interest charges		(46)		(44)		(32)		(122)
Equity in earnings of equity method investees		-		15		-		15
Allowance for equity funds used during construction		7		-		-		7
Other – net		(3)		5		3		5
Total other income (deductions) – net		(42)		(24)		(29)		(95)
Income (Loss) Before Income Tax Expense (Benefit)		157		42		(33)		166
Income Tax Expense (Benefit)		52		(11)		(13)		28
Net Income (Loss)	$	**105**	$	**53**	$	**(20)**	$	**138**
Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss):								
Net Income (Loss)	$	105	$	53	$	(20)	$	138
Adjustments, net of income taxes:								
Net unrealized mark-to-market (gains) losses associated								
with non-qualifying hedges		-		1		-		1
Adjusted Earnings (Loss)	$	**105**	$	**54**	$	**(20)**	$	**139**
Earnings (Loss) Per Share (assuming dilution)	$	**0.29**	$	**0.15**	$	**(0.05)**	$	**0.39**
Earnings (Loss) Per Share excluding certain items	$	**0.29**	$	**0.15**	$	**(0.05)**	$	**0.39**
Weighted-average shares outstanding (assuming dilution)								**359**

FPL Energy's interest charges are based on a deemed capital structure of 50% debt for operating projects and 100% debt for projects under construction. Residual non-utility interest charges are included in Corporate & Other. Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Preliminary Condensed Consolidated Balance Sheets

(millions)
(unaudited)

March 31, 2005	Florida Power & Light		FPL Energy		Corporate & Other		FPL Group, Inc.	
Property, Plant and Equipment								
Electric utility plant in service and other property	$	23,762	$	8,044	$	318	$	32,124
Less accumulated depreciation and amortization		(9,548)		(1,014)		(91)		(10,653)
Total property, plant and equipment – net		14,214		7,030		227		21,471
Current Assets								
Cash and cash equivalents		71		92		78		241
Other		1,962		946		10		2,918
Total current assets		2,033		1,038		88		3,159
Other Assets		3,288		1,012		413		4,713
Total Assets	$	**19,535**	$	**9,080**	$	**728**	$	**29,343**
Capitalization								
Common stock	$	1,373	$	-	$	(1,369)	$	4
Additional paid-in capital		4,319		4,588		(4,888)		4,019
Retained earnings		570		430		3,168		4,168
Accumulated other comprehensive income (loss)		-		(98)		(3)		(101)
Total common shareholders' equity		6,262		4,920		(3,092)		8,090
Long-term debt		2,813		2,098		3,590		8,501
Total capitalization		9,075		7,018		498		16,591
Current Liabilities								
Debt due within one year		1,188		140		-		1,328
Other		2,063		599		(17)		2,645
Total current liabilities		3,251		739		(17)		3,973
Other Liabilities and Deferred Credits								
Asset retirement obligation		2,042		197		-		2,239
Accumulated deferred income taxes		2,040		778		35		2,853
Regulatory liabilities		2,434		-		-		2,434
Other		693		348		212		1,253
Total other liabilities and deferred credits		7,209		1,323		247		8,779
Commitments and Contingencies								
Total Capitalization and Liabilities	$	**19,535**	$	**9,080**	$	**728**	$	**29,343**

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Balance Sheets
(millions)
(unaudited)

December 31, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Property, Plant and Equipment				
Electric utility plant in service and other property	$ 23,515	$ 7,887	$ 318	$ 31,720
Less accumulated depreciation and amortization	(9,467)	(940)	(87)	(10,494)
Total property, plant and equipment – net	14,048	6,947	231	21,226
Current Assets				
Cash and cash equivalents	65	92	68	225
Other	1,690	613	(1)	2,302
Total current assets	1,755	705	67	2,527
Other Assets	3,311	855	414	4,580
Total Assets	$ 19,114	$ 8,507	$ 712	$ 28,333
Capitalization				
Common stock	$ 1,373	$ -	$ (1,371)	$ 2
Additional paid-in capital	4,318	4,785	(5,687)	3,416
Retained earnings	459	393	3,313	4,165
Accumulated other comprehensive income (loss)	-	(42)	(4)	(46)
Total common shareholders' equity	6,150	5,136	(3,749)	7,537
Long-term debt	2,813	1,611	3,603	8,027
Total capitalization	8,963	6,747	(146)	15,564
Current Liabilities				
Debt and preferred stock due within one year	1,015	118	584	1,717
Other	2,008	524	(1)	2,531
Total current liabilities	3,023	642	583	4,248
Other Liabilities and Deferred Credits				
Asset retirement obligation	2,015	192	-	2,207
Accumulated deferred income taxes	1,949	675	61	2,685
Regulatory liabilities	2,465	-	-	2,465
Other	699	251	214	1,164
Total other liabilities and deferred credits	7,128	1,118	275	8,521
Commitments and Contingencies				
Total Capitalization and Liabilities	$ 19,114	$ 8,507	$ 712	$ 28,333

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

Certain amounts have been reclassified to conform with current year presentation.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Three Months Ended March 31, 2005	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 111 [1]	$ 37	$ (11)	$ 137
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	219	72	6	297
Storm-related costs	(196)	-	-	(196)
Storm-related recoveries	19	-	-	19
Deferred income taxes and related regulatory credit	97	120	(27)	190
Cost recovery clauses and franchise fees	67	-	-	67
Change in income taxes	3	(136)	(25)	(158)
Other – net	(56)	(64)	(22)	(142)
Net cash provided by (used in) operating activities	**264**	**29**	**(79)**	**214**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(378)	-	-	(378)
Nuclear fuel purchases	(21)	(1)	-	(22)
Independent power investments	-	(296)	-	(296)
Sale of independent power investments	-	8	-	8
Capital expenditures of FPL FiberNet, LLC	-	-	(2)	(2)
Contributions to special use funds	(31)	(4)	-	(35)
Funding of secured loan	-	-	(27)	(27)
Proceeds from termination of leveraged lease	-	-	43	43
Other – net	(3)	-	(8)	(11)
Net cash provided by (used in) investing activities	**(433)**	**(293)**	**6**	**(720)**
Cash Flows From Financing Activities				
Issuances of long-term debt	-	506	-	506
Retirements of long-term debt	-	(7)	(600)	(607)
Retirements of preferred stock	(25)	-	20	(5)
Net change in short-term debt	200	-	-	200
Issuances of common stock	-	-	603	603
Dividends on common stock	-	-	(135)	(135)
Capital distributions to FPL Group – net	-	(198)	198	-
Other – net	-	(37)	(3)	(40)
Net cash provided by (used in) financing activities	**175**	**264**	**83**	**522**
Net increase (decrease) in cash and cash equivalents	**6**	**-**	**10**	**16**
Cash and cash equivalents at beginning of period	**65**	**92**	**68**	**225**
Cash and cash equivalents at end of period	$ **71**	$ **92**	$ **78**	$ **241**

[1] Excludes preferred stock dividends.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Condensed Consolidated Statements of Cash Flows
(millions)
(unaudited)

Three Months Ended March 31, 2004	Florida Power & Light	FPL Energy	Corporate & Other	FPL Group, Inc.
Cash Flows From Operating Activities				
Net income (loss)	$ 105 [1]	$ 53	$ (20)	$ 138
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	220	65	5	290
Deferred income taxes and related regulatory credit	34	6	7	47
Cost recovery clauses and franchise fees	183	-	-	183
Other – net	181	75	33	289
Net cash provided by (used in) operating activities	**723**	**199**	**25**	**947**
Cash Flows From Investing Activities				
Capital expenditures of FPL	(401)	-	-	(401)
Nuclear fuel purchases	(22)	-	-	(22)
Independent power investments	-	(120)	-	(120)
Capital expenditures of FPL FiberNet, LLC	-	-	(1)	(1)
Contributions to special use funds	(37)	(4)	-	(41)
Funding of secured loan	-	-	(15)	(15)
Other – net	1	(9)	(22)	(30)
Net cash provided by (used in) investing activities	**(459)**	**(133)**	**(38)**	**(630)**
Cash Flows From Financing Activities				
Issuances of long-term debt	236	-	300	536
Retirements of long-term debt	-	(3)	-	(3)
Issuances of preferred stock	20	-	(20)	-
Net change in short-term debt	(392)	(6)	(218)	(616)
Issuances of common stock	-	-	19	19
Dividends on common stock	-	-	(111)	(111)
Capital contributions from FPL Group – net	-	30	(30)	-
Other – net	(91)	(31)	83	(39)
Net cash provided by (used in) financing activities	**(227)**	**(10)**	**23**	**(214)**
Net increase (decrease) in cash and cash equivalents	**37**	**56**	**10**	**103**
Cash and cash equivalents at beginning of period	**4**	**74**	**51**	**129**
Cash and cash equivalents at end of period	$ 41	$ 130	$ 61	$ 232

[1] Excludes preferred stock dividends and loss on redemption of preferred stock.

Corporate & Other represents other business activities, other segments that are not separately reportable, eliminating entries, and may include the net effect of rounding.

FPL Group, Inc.
Earnings Per Share Summary
(assuming dilution)
(unaudited)

	Three Months Ended March 31,			
	2005		**2004**	
Florida Power & Light Company	$	0.30	$	0.29
FPL Energy, LLC		0.10		0.15
Corporate and Other		(0.04)		(0.05)
Earnings Per Share	$	**0.36**	$	**0.39**

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share:

Earnings Per Share	$	0.36	$	0.39
Adjustments, net of income taxes:				
Net unrealized mark-to-market (gains) losses associated with non-qualifying hedges, primarily FPL Energy		0.08		-
Adjusted Earnings Per Share	$	**0.44**	$	**0.39**

FPL Group, Inc.
Earnings Per Share Contributions
(assuming dilution)
(unaudited)

	First Quarter
FPL Group – 2004 Earnings Per Share	**$ 0.39**
Florida Power & Light – 2004 Earnings Per Share	**0.29**
Customer growth	0.03
Usage due to weather	0.01
Underlying usage growth, mix and other	(0.01)
Depreciation expense	-
O&M expenses	(0.02)
Other, including AFUDC, share dilution and rounding	-
Florida Power & Light – 2005 Earnings Per Share	**0.30**
FPL Energy – 2004 Earnings Per Share	**0.15**
New investments	(0.01)
Existing assets: wind	(0.02)
Existing assets: all other	0.04
Asset optimization and trading	-
Restructurings activities	0.03
Interest expense	(0.01)
Non-qualifying hedges impact	(0.08)
Other, including share dilution and rounding	-
FPL Energy – 2005 Earnings Per Share	**0.10**
Corporate and Other – 2004 Earnings Per Share	**(0.05)**
FPL FiberNet operations	-
Other, including interest expense, share dilution and rounding	0.01
Corporate and Other – 2005 Earnings Per Share	**(0.04)**
FPL Group – 2005 Earnings Per Share	**$ 0.36**

FPL Group, Inc.
Schedule of Total Debt and Equity
(millions)
(unaudited)

March 31, 2005	Per Books		Adjusted [1]	
Long-term debt, including current maturities, commercial paper, and notes payable:				
Equity-linked debt securities	$	506		
Junior Subordinated Debentures[2]		309		
Project debt:				
Natural gas-fired assets		421		
Wind assets		1,064		
Debt with partial corporate support:				
Natural gas-fired assets		371		
Other long-term debt, including current maturities, commercial paper, and notes payable		7,158		7,158
Total debt		9,829		7,158
Junior Subordinated Debentures[2]				309
Common shareholders' equity		8,090		8,090
Equity-linked debt securities				506
Total capitalization, including debt due within one year	**$**	**17,919**	**$**	**16,063**
Debt ratio		**55%**		**45%**

December 31, 2004	Per Books		Adjusted [1]	
commercial paper, and notes payable:				
Equity-linked debt securities	$	1,081		
Junior Subordinated Debentures[2]		309		
Project debt:				
Natural gas-fired assets		421		
Wind assets		601		
Debt with partial corporate support:				
Natural gas-fired assets		348		
Other long-term debt and preferred stock, including current maturities, commercial paper, and notes payable		6,984		6,984
Total debt and preferred stock		9,744		6,984
Junior Subordinated Debentures[2]				309
Common shareholders' equity		7,537		7,537
Equity-linked debt securities				1,081
Total capitalization, including debt due within one year	**$**	**17,281**	**$**	**15,911**
Debt ratio		**56%**		**44%**

[1] Ratios exclude impact of imputed debt for purchase power obligations

[2] Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

FPL Group, Inc.
Commercial Paper, Notes Payable, and Current Maturities
of Long-term Debt and Preferred Stock Schedule as of 3/31/05
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
Commercial Paper	VAR	VAR	$ 691
First Mortgage Bonds	6.875	12/01/05	500
Fair value swap			(4)
TOTAL FLORIDA POWER & LIGHT			**1,187**
FPL Group Capital			
Commercial Paper	VAR	VAR	-
FPL Energy			
Senior Secured Bonds			
Principal Payments	6.876	06/27/05	9
Principal Payments	6.639	06/30/05	22
Principal Payments	7.520	06/30/05	22
Principal Payments	5.608	09/10/05	8
Principal Payments	6.125	09/25/05	2
Principal Payments	7.520	12/31/05	19
Principal Payments	5.608	03/10/06	10
Principal Payments	6.125	03/25/06	3
Total Senior Secured Bonds			95
Senior Secured Notes			
Principal Payments	7.110	06/30/05	2
Principal Payments	7.110	12/31/05	2
Total Senior Secured Notes			4
Construction Term Facility			
Principal Payments	VAR	06/30/05	4
Principal Payments	VAR	12/31/05	15
Total Construction Term Facility			19
Other Debt			
Principal Payments	VAR	06/30/05	3
Principal Payments	VAR	07/31/05	6
Principal Payments	VAR	09/30/05	3
Principal Payments	VAR	12/31/05	3
Principal Payments	VAR	01/31/06	4
Principal Payments	VAR	03/31/06	1
Total Other Debt			20
TOTAL FPL ENERGY			138
TOTAL FPL GROUP CAPITAL			**138**
TOTAL FPL GROUP, INC.			**$ 1,325**

May not agree to financial statements due to rounding.

FPL Group, Inc.
Long-term Debt, Net of Current Maturities
Schedule as of 3/31/05
(unaudited)

Type of Debt	Interest Rate (%)	Maturity Date	Amount (millions)
Florida Power & Light			
First Mortgage Bonds			
First Mortgage Bonds	6.000	06/01/08	200
First Mortgage Bonds	5.875	04/01/09	225
First Mortgage Bonds	4.850	02/01/13	400
First Mortgage Bonds	5.850	02/01/33	200
First Mortgage Bonds	5.950	10/01/33	300
First Mortgage Bonds	5.625	04/01/34	500
First Mortgage Bonds	5.650	02/01/35	240
Total First Mortgage Bonds			2,065
Revenue Refunding Bonds			
Miami-Dade Solid Waste Disposal	VAR	02/01/23	15
St. Lucie Solid Waste Disposal	VAR	05/01/24	79
Total Revenue Refunding Bonds			94
Pollution Control Bonds			
Dade	VAR	04/01/20	9
Martin	VAR	07/15/22	96
Jacksonville	VAR	09/01/24	46
Manatee	VAR	09/01/24	17
Putnam	VAR	09/01/24	4
Jacksonville	VAR	05/01/27	28
St. Lucie	VAR	09/01/28	242
Jacksonville	VAR	05/01/29	52
Total Pollution Control Bonds			494
Industrial Bonds			
Dade	VAR	06/01/21	46
Total Industrial Bonds			46
FPL Fuels Senior Secured Notes	2.340	06/11/06	135
Unamortized discount			(20)
TOTAL FLORIDA POWER & LIGHT			**2,814**
FPL Group Capital			
Debentures			
Debentures	3.250	04/11/06	500
Debentures	7.625	09/15/06	600
Debentures	4.086	02/16/07	575
Debentures	6.125	05/15/07	500
Debentures (B Equity Units)	5.000	02/16/08	506
Debentures	7.375	06/01/09	225
Debentures	7.375	06/01/09	400
Debentures (Junior Subordinated)	5.875	03/15/44	309
Total Debentures			3,615
Fair value swaps			(22)
Unamortized discount			(4)
FPL Energy			
Senior Secured Bonds			
Senior Secured Bonds	6.876	06/27/17	109
Senior Secured Bonds	6.125	03/25/19	95
Senior Secured Bonds	7.520	06/30/19	269
Senior Secured Bonds	6.639	06/20/23	339
Senior Secured Bonds	5.608	03/10/24	347
Total Senior Secured Bonds			1,159
Senior Secured Notes	7.110	06/28/20	107
Construction Term Facility	VAR	06/30/08	381
Other Debt			
Other Debt	VAR	12/27/07	331
Other Debt	VAR	12/19/17	110
Other Debt	8.010	12/31/18	3
Other Debt	6.650	09/30/20	6
Other Debt	10.630	09/30/20	3
Total Other Debt			453
TOTAL FPL ENERGY			2,100
TOTAL FPL GROUP CAPITAL			**5,689**
TOTAL FPL GROUP, INC.			**$ 8,503**

May not agree to financial statements due to rounding.

Florida Power & Light Company
Statistics
(unaudited)

Periods ended March 31,	Three Months 2005	2004
Energy sales (million kWh)		
Residential	11,397	11,180
Commercial	9,813	9,564
Industrial	984	993
Public authorities	145	141
Electric utilities	350	343
Increase (decrease) in unbilled sales	(758)	(793)
Interchange power sales	706	1,197
Total	22,637	22,625
Average price (cents/kWh) [1]		
Residential	9.54	9.07
Commercial	8.19	7.81
Industrial	6.65	6.28
Total	8.78	8.36
Average customer accounts (000's)		
Residential	3,799	3,718
Commercial	465	453
Industrial	20	18
Other	3	3
Total	4,287	4,192

[1] Excludes interchange power sales, net change in unbilled revenues, deferrals under cost recovery clauses and any provision for refund.

	2005	Normal	2004
Three months ended March 31			
Heating degree-days	198	215	177
Cooling degree-days	36	50	31